Via EDGAR

December 17, 2013

FOIA CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY ANN INC. PURSUANT TO RULE 83. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

RE: ANN INC.

Form 10-K for the Fiscal Year Ended February 2, 2013

Filed March 8, 2013

File No. 001-10738

Dear Ms. Jenkins:

This letter sets forth the response of ANN INC. (the Company) to the comments of the Staff of the Division of Corporation Finance (the Staff) of the United States Securities and Exchange Commission (the Commission) contained in a letter to the Company dated December 3, 2013 regarding the above referenced Form 10-K. Our responses to the comments are set forth below following the text of the Staff’s comments.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Sales and Sales Metrics, page 21

1.

You began to present the sales and comparable sales under both Ann Taylor and LOFT brands as a single, consolidated metric that included both store sales and e-commerce sales. Your earnings call discussions state that maximizing your opportunity in e-commerce will continue to be your strategic priority in fiscal year 2013 and your online business delivered a double-digit

U.S. Securities and Exchange Commission

December 17, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

sales growth in the fourth quarter of fiscal year 2012 as well as the fiscal year 2013 interim period. To enhance an investor’s understanding of your sales trends and potential variability, please revise your disclosure in future filings to present sales and comparable sales in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on these metrics. Please provide us your proposed disclosures.

Company response:

In evaluating whether separate disclosure of e-commerce activity would provide readers of the Company’s financial statements meaningful information necessary to the understanding of its results of operations, the Company considered the requirements of Item 303(a)(3) of Regulation S-K, as well as the guidance set forth in Sections I. B. and III. B. 1, of the Commission’s Interpretive Release no. 33-8350 (2003) relating to the content and focus of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

Item 303(a)(3) of Regulation S-K states that companies should “…describe any…significant components of revenues and expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” Section I. B. of the Commission’s Interpretive Release no. 33-8350 (2003) states that: “MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business.” Further, Section III. B. 1 states that: “…with advances in technology contributing to increasing amounts and currency of information, the factors relied upon by companies to operate and analyze the business may change. As this occurs, the discussion in MD&A should change over time to maintain an appropriate focus on material factors.”

In this regard, the fall 2012 launch of the Company’s multi-channel retail strategy, which is focused on integrating the in-store and online operations at Ann Taylor and LOFT, further enables the Company to manage its full-price brick-and-mortar and online stores, www.anntaylor.com and www.LOFT.com, (together, the Company’s “Online Stores”) as a combined single channel at the brand level. This makes separate disclosure of comparable sales for the Company’s Online Stores or discussion of the impact of the Online Stores on brand or total Company comparable sales less meaningful and arguably misleading. This multi-channel focus guides most aspects of the Company’s plans for growth at its Ann Taylor and LOFT brands, including:

•	Most merchandise styles are available both in-store and online, excluding wedding at Ann Taylor and maternity at LOFT, which represent only a small percentage of each brand’s combined in-store and online merchandise assortment;

•	Technology that enables store fulfillment of online sales by allowing the Company’s Online Stores access to inventory maintained at full-price brick-and-mortar brand locations;

•	Continued investments in technology to enable clients of the Company’s Ann Taylor and LOFT brands to seamlessly shop across store and online channels whenever, wherever and however they choose to shop;

•	Coordinated online events designed to effectively and profitably clear through markdown inventory at Ann Taylor and LOFT stores;

•	Further integration of the Company’s merchandise planning, procurement, and allocation functions to serve each brand’s full-price store and online channels;

U.S. Securities and Exchange Commission

December 17, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

•	Continued refinement of a cross-channel client relationship management tool focused on client behaviors across each brand’s full-price store and online channels;

•	Integrated marketing and client outreach efforts aimed at increasing traffic and conversion, both in-store and online;

•	Weekly Ann Taylor and LOFT business review meetings focused on the combined productivity of each brand’s in-store and online channels;

•	Field training and monetary incentives aimed at educating and encouraging store associates to effectively meet the needs of the Company’s clients across channels; and

•	Management incentive compensation programs at Ann Taylor and LOFT that reward associates based on the combined performance of each brand’s full-price store and online channels.

The Company views the store and online operations of its full-price Ann Taylor and LOFT businesses as one single channel that allows clients to fully experience those brands, not just a channel within those brands. The technology and reports utilized by the Company to manage the business support this. Further, the Company manages its full-price in-store and online operations as a single, integrated channel rather than as separate sales channels operating independently, with its Online Stores viewed as the largest store within each brand. In support of this, clients can return merchandise purchased at the Company’s Online Stores at any of its brick-and-mortar brand locations. The Company believes this multi-channel approach to managing its full-price Ann Taylor and LOFT businesses is critical to meeting the ever-increasing expectations of its clients, and therefore critical to the ongoing success of its brands.

The first phase of the Company’s multi-channel initiative enabled store fulfillment of online sales by allowing the Company’s Online Stores access to inventory maintained at full-price brick-and-mortar brand locations. The Company chose to systemically “track” such sales as online sales, since the demand originated online, and while this multi-channel capability has contributed to an overall increase in total net sales at the Company’s full-price brands, it artificially understates store-level net sales and comparable sales by pulling inventory from stores that would have otherwise sold in each brand’s full-price brick-and-mortar channel. Internet returns to stores further negatively impact net sales and comparable sales in the stand-alone full-price brick-and-mortar channel at both brands.

For the reasons discussed above, the Company believes that separate disclosure of e-commerce comparable sales or discussion of the impact of e-commerce sales on brand or total Company comparable sales is not meaningful and contrary to the objectives of Item 303(a)(3) of Regulation S-K, as well as the guidance set forth in Sections I. B. and III B. 1. of the Commission’s Interpretive Release No. 33-8350 (2003). Such disclosures do not consider the actions the Company has taken to integrate its store and online channels, or the resulting impact those actions have had on channel-level sales at its full-price brands. The Company will continue to discuss the impact of its Online Stores on total net sales and brand-level net sales in its MD&A discussion in periods when such sales have been a significant driver of those results. In addition, in order to provide the readers of its financial statements additional information on how it views and manages its full-price business at Ann Taylor and LOFT, the Company will update the discussion in Part I. Item 1 of its Fiscal 2013 Form 10-K, as follows:

U.S. Securities and Exchange Commission

December 17, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

“The fall 2012 launch of the Company’s multi-channel retail strategy, which is focused on integrating the in-store and online operations at Ann Taylor and LOFT, further enables the Company to manage its full-price stores and Online Stores as a combined single channel at the brand level. This multi-channel focus guides most aspects of the Company’s plans for growth at its Ann Taylor and LOFT brands, including:

•	Most merchandise styles are available both in-store and online, excluding wedding at Ann Taylor and maternity at LOFT, which represent only a small percentage of each brand’s combined in-store and online merchandise assortment;

•	Technology that enables store fulfillment of online sales by allowing the Company’s Online Stores access to inventory maintained at full-price brick-and-mortar brand locations;

•	Continued investments in technology to enable clients of the Company’s Ann Taylor and LOFT brands to seamlessly shop across store and online channels whenever, wherever and however they choose to shop;

•	Coordinated online events designed to effectively and profitably clear through markdown inventory at Ann Taylor and LOFT stores;

•	Further integration of the Company’s merchandise planning, procurement, and allocation functions to serve each brand’s full-price store and online channels;

•	Continued refinement of a cross-channel client relationship management tool focused on client behaviors across each brand’s full-price store and online channels;

•	Integrated marketing and client outreach efforts aimed at increasing traffic and conversion, both in-store and online;

•	Weekly Ann Taylor and LOFT business review meetings focused on the combined productivity of each brand’s in-store and online channels;

•	Field training and monetary incentives aimed at educating and encouraging store associates to effectively meet the needs of the Company’s clients across channels; and

•	Management incentive compensation programs at Ann Taylor and LOFT that reward associates based on the combined performance of each brand’s full-price store and online channels.

The Company views the store and online operations of its full-price Ann Taylor and LOFT businesses as one single channel that allows clients to fully experience those brands, not just a channel within those brands. The technology and reports utilized by the Company to manage the business support this. Further, the Company manages its full-price in-store and online operations as a single, integrated channel rather than as separate sales channels operating independently, with its Online Stores viewed as the largest store within each brand. In support of this, clients can return merchandise purchased at the Company’s Online Stores at any of its brick-and-mortar brand locations. The Company believes this multi-channel approach to managing its full-price Ann Taylor and LOFT businesses is critical to meeting the ever-increasing expectations of its clients, and therefore critical to the ongoing success of its brands.”

U.S. Securities and Exchange Commission

December 17, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Item 8. Financial Statements and Supplementary Data

Statements of Cash Flows, page 41

2.	In future filings, please present cash flows related to other non-current assets separately from other non-current liabilities in the operating activities section. Please provide us your proposed revisions.

Company response:

In response to the Staff’s comment, in future filings, the Company will separately present operating cash flows related to other non-current assets and other non-current liabilities. Had the Company disclosed this information in the Consolidated Statements of Cash Flows included in its Form 10-K for the fiscal year ended February 2, 2013, it would have been presented as follows:

	Fiscal Year Ended
	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands)
Changes in assets and liabilities:
Other non-current assets	$30	$2,397	$(1,820)
Other non-current liabilities	10,533	25,635	12,960

Note 1. Summary of Significant Accounting Policies, page 42

Segments, page 46

3.	Please tell us how you determined that your each of your four operating segments have similar economic characteristics, such that they may be aggregated into the same reportable segment pursuant to ASC 280-10-50-11. Please provide us with a summary of key financial information for each of these operating segments for each of the last five fiscal years and the latest interim period, as well as each subsequent fiscal year and interim period for which you have budgeting information. The key financial information for each operating segment may include, but not be limited to, net sales, gross profit, operating income, income before taxes, capital expenditures and identifiable assets. Please show each profit measure in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis. Please reconcile the information in your analysis to the amounts presented in your segment footnote or elsewhere in your financial statements.

Company response:

The Company has determined it has four operating segments – Ann Taylor (AT), LOFT (LOFT), Ann Taylor Factory (ATF) and LOFT Outlet (LOS). ASC 280-10-50-11 states that “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For

U.S. Securities and Exchange Commission

December 17, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objectives and basic principles of this Subtopic if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a)	The nature of the products and services

b)	The nature of the production processes

c)	The type or class of customer for their products and services

d)	The methods used to distribute their products or provide their services

e)	If applicable, the nature of the regulatory environment…”

ASC 280-10-55-7A further states that “…the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.”

AT, LOFT, ATF and LOS are similar in nature of product, as they all operate in the women’s specialty retail sector, offering women’s apparel, shoes and accessories sold primarily under the “Ann Taylor” and “LOFT” brand names. The merchandise offered at AT, LOFT, ATF and LOS is also sourced from the same countries and many of the same vendors, using similar production processes.

The Company’s four operating segments have similar clients, according to data collected by a third-party research consultant utilized by the Company. Clients of the Company’s four operating segments have similar median household incomes and are similar in terms of age, occupation, ethnicity, and home values. In addition, a significant percentage of AT, LOFT, ATF and LOS clients cross-shop the Company’s other operating segments. Similarly, the Company’s private-label credit card and its co-branded MasterCard, as well as gift certificates, merchandise credits and credit card loyalty certificates can be used by clients at any of the Company’s operating segments interchangeably.

A majority of the merchandise offered at the Company’s four operating segments is sourced overseas and must clear U.S. Customs. Merchandise is distributed to AT, LOFT, ATF and LOS in a similar manner, in shared ocean containers routed primarily through the ports of Los Angeles and Long Beach, CA, through a third-party distribution center in City of Industry, CA (the “DC Bypass Facility”). From the DC Bypass Facility, merchandise is shipped either directly to stores or through the Company’s Louisville Distribution Center (the “LDC”) and from there to its stores.

Since the Company’s four operating segments all operate in the women’s specialty retail sector, they also face similar financial and competitive risks. These include:

•	The ability to anticipate and respond to changing client preferences and fashion trends in a timely manner;

•	The ability to maintain brand value and engage new and existing clients;

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December 17, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

•	The ability to execute brand extensions and other growth strategies, including international expansion;

•	The ability to secure and protect trademarks and other intellectual property rights;

•	The effect of fluctuations in sourcing costs;

•	The ability to successfully manage store growth and optimize store portfolio productivity and profitability;

•	The effect of general economic conditions;

•	The effect of competitive pressures from other retailers, particularly women’s specialty retailers and certain departments in international, national and local department stores;

•	A dependence on shopping malls and other retail centers to attract clients;

•	The ability to manage inventory levels and changes in merchandise mix;

•	The ability to successfully upgrade and maintain information systems in a timely and secure manner to support the needs of the business;

•	A reliance on third-party manufacturers and key vendors;

•	A reliance on foreign sources of production;

•	The impact of a privacy breach and the resulting business and reputational risk; and

•	A dependence on the LDC and other third-party distribution and transportation providers.

The Company measures operating segment performance using the following metrics: sales, comparable sales, gross margin dollars and gross margin rate. The Company’s chief operating decision maker (“CODM”), its Chief Executive Officer, applies these measures of financial performance on a consistent basis across its four operating segments to evaluate overall operating segment financial performance and to allocate resources among the Company’s four operating segments. Other metrics and/or measures of financial performance, including operating income, income before taxes, capital expenditures and identifiable assets, are managed at the corporate level.

Please refer to Appendix A for a summary of sales, comparable sales, gross margin dollars and gross margin rate for each of the Company’s four operating segments for each of the last five fiscal years, as well as the nine-month period ended November 2, 2013. Appendix A also includes the same projected financial information for each of the Company’s four operating segments for Fiscal 2013, 2014, 2015 and 2016 from the Company’s 2012 long-range plan. Each profit measure is presented in dollars and as a percentage of net sales and the percentage changes from period-to-period are included. The sales and gross margin dollars for historical periods agree to our audited consolidated financial statements and unaudited interim condensed consolidated financial statements. The Company notes that the 2012 long-range plan was the most current projection at the time the Company completed its segment analysis in connection with its FY2012 Form 10-K. The recently-completed 2013 long-range plan, which will be used for the Company’s current year segment analysis, would not alter the conclusions described herein. All information included in Appendix A is consistent with and derived from reports used by the Company’s CODM.

The Company believes that operating segment financial performance during Fiscal 2008 and Fiscal 2009 is not indicative of results achieved in subsequent periods or expected for future periods. This is primarily due to three factors. The first is the impact of the Company’s multi-year strategic restructuring program, launched during the fourth quarter of Fiscal 2007, on sales and gross margin performance. Under its restructuring program, the Company closed approximately 225 underperforming AT and LOFT stores during the Fiscal 2008 – Fiscal 2012 period; however those stores continued to negatively impact AT and LOFT

U.S. Securities and Exchange Commission

December 17, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

sales and gross margin performance, primarily in Fiscal 2008 and Fiscal 2009. The second factor that negatively impacted Fiscal 2008 and Fiscal 2009 operating segment sales and gross margin performance was the global economic downturn and resulting recession, which also had a more significant impact at AT and LOFT. Lastly, as related to LOS, the higher rate of sales and comparable sales growth during Fiscal 2009 and the lower gross margin rate performance in Fiscal 2008 and Fiscal 2009 are due to the fact that LOS was launched in July 2008.

For the reasons discussed above, the following discussion of historical operating segment performance is focused on the average year-over-year change in net sales and gross margin over the three-year period from Fiscal 2010 – Fiscal 2012. Similarly, because the Company’s four operating segments all operate in the women’s specialty retail sector and offer women’s apparel, shoes and accessories, they are all subject to the risk of occasional fashion missteps, inventory commitment or allocation issues and client acquisition and retention challenges, each of which has impacted and can continue to impact individual operating segment sales and gross margin rate performance during any discrete period. As a result, single year comparisons of financial metrics among the Company’s four operating segments may not be representative of long-term operating segment performance. Therefore, the Company’s forward-looking discussion is likewise based on the average year-over-year change in net sales and gross margin over the four-year period from Fiscal 2013 – Fiscal 2016.

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4.	In addressing the preceding comment, please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Please also explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary.

Company response:

Please refer to the Company’s response to comment 3 above for detailed explanations of any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. The Company’s response to comment 3 also includes discussion of why these differences are not considered an indication of differences in economic characteristics between the Company’s four operating segments, as well as its conclusion that any such differences are temporary.

5.	In future filings, please disclose your revenues by product offering. Refer to ASC 280-10-50-40. Please provide us your proposed disclosures.

Company response:

As per the Staff’s request, the Company will, in future filings, disclose product-level sales information. Had the Company disclosed this information in its Form 10-K for the fiscal year ended February 2, 2013, it would have been presented as follows:

U.S. Securities and Exchange Commission

December 17, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

	Fiscal Year Ended
	February 2, 2013		January 28, 2012		January 29, 2011
	Net Sales	% of Sales	Net Sales	% of Sales	Net Sales	% of Sales
	(dollars in thousands)
Apparel	$2,146,173	90%	$2,000,875	90%	$1,784,609	90%
Accessories	157,852	7%	153,088	7%	137,013	7%
Shoes	44,331	2%	39,894	2%	37,777	2%
Other	27,153	1%	18,636	1%	20,796	1%

Total	$2,375,509	100%	$2,212,493	100%	$1,980,195	100%

6.	Please disclose in future filings the amounts of your revenues and long-lived assets that are domestic and foreign in the format required by ASC 280-10-50-41. Please provide us your proposed disclosures.

Company response:

For the fiscal year ended February 2, 2013, net sales related to the Company’s foreign operations represented approximately 0.2% of total net sales. The Company had no foreign revenues during the fiscal years ended January 28, 2012 or January 29, 2011. Long-lived assets held in foreign locations represented less than 1% of total long-lived assets in each of the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011.

ASC 280-10-50-41 requires separate disclosure of revenues and long-lived assets attributable to individual foreign countries if they are material. As of and for the period ended February 2, 2013, the Company concluded that its foreign revenues and long-lived assets were not material and that separate disclosure of these amounts was not required. The Company will provide separate disclosure of foreign revenues and long-lived assets in accordance with ASC 280-10-50-41 when such amounts become material.

We appreciate the Staff’s consideration of our responses to its comments and will incorporate the revised disclosures noted in our responses to comments 1, 2 and 5 above in our Fiscal 2013 Form 10-K. In addition, we will provide the disclosure noted in our response to comment 6 above in future filings with the Commission if and when those amounts become material.

U.S. Securities and Exchange Commission

December 17, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Should you have any questions, or wish to discuss our response, please call me directly at 212-541-3547.

Sincerely,

/s/ Michael J. Nicholson

Michael J. Nicholson

Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc: Suying Li, Division of Corporation Finance, SEC

  Rufus Decker, Division of Corporation Finance, SEC

U.S. Securities and Exchange Commission

December 17, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Appendix A

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